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June 21, 2010

Mr. Jay Webb
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Magnetek, Inc.
Form 10-K for the fiscal year ended June 28, 2009
Filed August 31, 2009
File No. 1-10233

Dear Mr. Webb:

We are providing you with this follow-up letter to further clarify our position related to your comment letter dated May 13, 2010, regarding your review of Magnetek, Inc.’s (“Magnetek,” the “Company,” or “we”) Form 10-K for the year ended June 28, 2009.  Please note that this letter repeats the information in our initial response to you dated May 24, 2010, and also includes additional information based upon verbal discussion with the Staff subsequent to your receipt of our initial response.  Your file reference number is stated above.

For ease of reference, we have repeated the Staff’s comments in bold text preceding our response to each comment.

Form 10-K for the Period Ended June 28, 2009

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 4

Liquidity and Capital Resources, page 10

1.
To better explain cash flows from operations, in future filings please revise to discuss the reason for significant changes in the components of working capital - i.e., individually significant changes in line items.  For example, we note that accounts receivable decreased $7 million or 38% from the prior year while fiscal 2009 sales decreased only 1.8%.

Response:

We note the Staff’s comment and submit that future filings, beginning with our Form 10-K for the fiscal year ending June 27, 2010, will be revised to discuss significant changes in the components of working capital and the related impact on our cash flows from operations.  In the specific example cited by the Staff above, while our sales declined only 2% for the entire 2009 fiscal year, our sales in the fourth quarter of fiscal year 2009 declined by more than $7 million from the prior fiscal year fourth quarter.  In effect, the decline in accounts receivable year-over-year was primarily related to lower sales volume.

Consolidated Statements of Cash Flows, page 18

2.
We see you have prepared the operating activities section of this statement utilizing the indirect method and that you reconcile “Income (loss) from continuing operations” to “Net cash provided by (used in) continuing operating activities”.  As outlined in FASB ASC 230-10-45-28, when you present operating cash flows under the indirect method you are required to begin the operating activities reconciliation with “net income (loss)”.  With a view towards revising your presentation, please provide us with a draft of the changes to this statement of cash flows that would result from presenting cash flows in compliance with FASB ASC 230-10-45-28.  Your revised statement should reconcile the changes to each of the cash flow statement line items (operating, investing and financing activities from continuing operations as well as discontinued operations) for the years ended June 28, 2009, June 29, 2008 and July 1, 2007, as well as for each of the interim periods in the fiscal year ended 2010.  For a further discussion of the staff’s views on this issue, please refer to AICPA CPCAF Alert No. 98 issued on April 19, 2006.

Response:

We note the Staff’s comment and submit that future filings, beginning with our Form 10-K for the fiscal year ending June 27, 2010, will be revised to present our statement of cash flows in compliance with FASB ASC 230-10-45-28.  Also, per the request of the Staff, we are including revised draft statements of cash flows prepared in compliance with FASB ASC 230-10-45-28 for the years ended June 28, 2009, and June 29, 2008, as well as for each of the interim periods of fiscal year 2010.

In addition, we further acknowledge that correction of this error will also require footnote disclosure in future filings, describing the nature and impact of the error in accordance with ASC 250, Accounting Changes and Error Corrections.  To that end, we are also including in this response an example of the footnote disclosure we intend to provide in future filings related to correction of this error.

Please note that we have not had any investing or financing activities from discontinued operations during fiscal years 2008, 2009 or in any of our fiscal year 2010 interim periods to date.  As a result, the changes that result from revising our statements of cash flows to comply with FASB ASC 230-10-45-28 mainly impact cash flows from operating activities for all periods presented and have no impact on total company cash flows.

In connection with this response to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response, please contact me.

Sincerely,

/s/ Marty J. Schwenner

Marty J. Schwenner
Vice President and Chief Financial Officer
Magnetek, Inc.

Magnetek, Inc.
Revised Draft Statements of Cash Flows in Accordance with FASB ASC 230-10-45-28
For the years ended (amounts in US$ thousands)		June 28,	June 29,
	June 27,	2009	2008
	2010	(restated)	(restated)
Cash flows from operating activities:
Net income (loss)		$3,283	$10,019

Loss (income) from discontinued operations		1,686	(3,484)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation		1,043	1,014
Amortization		53	214
Write-off of deferred financing		-	-
Stock based compensation expense		1,104	640
Pension expense		3,385	186
Deferred income tax provision		977	900
Changes in operating assets and liabilities		2,329	(2,657)
Cash contribution to pension fund		(9,422)	(2,755)
Net cash provided by (used in) operating activities - continuing operations	-	4,438	4,077
Net cash provided by (used in) operating activities - discontinued operations		(1,226)	(16,038)
Net cash provided by (used in) operating activities	-	3,212	(11,961)

Cash flows from investing activities:
Proceeds from sale of business, net of transaction costs		1,250	-
Purchase of business		(885)	(1,750)
Deposit into escrow account		(6)	22,596
Capital expenditures		(807)	(955)
Net cash provided by (used in) investing activities - continuing operations	-	(448)	19,891
Net cash provided by (used in) investing activities - discontinued operations	-	-	-
Net cash provided by (used in) investing activities	-	(448)	19,891

Cash flows from financing activities:
Proceeds from issuance of common stock		310	1,887
Purchase and retirement of treasury stock		(181)	-
Repayment of long-term notes		-	-
Repayment under line-of-credit agreements		-	-
Borrowings under capital lease obligations		10	-
Principal payments under capital lease obligations		(16)	(11)
Increase in deferred financing costs		-	-
Net cash provided by (used in) financing activities - continuing operations	-	123	1,876
Net cash provided by (used in) financing activities - discontinued operations	-	-	-
Net cash provided by (used in) financing activities	-	123	1,876

Net increase (decrease) in cash	-	2,887	9,806
Cash at the beginning of the period		15,210	5,404

Cash at the end of the period	$-	$18,097	$15,210

Magnetek, Inc.	Nine Months Ended
Revised Draft Statements of Cash Flows in Accordance with FASB ASC 230-10-45-28	March 28,	March 29,
For the periods ended (amounts in US$ thousands)	2010	2009
	(restated)	(restated)
Cash flows from operating activities:
Net income (loss)	$(4,633)	$2,998

Loss from discontinued operations	836	1,242
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	813	779
Stock based compensation expense	470	923
Pension expense	6,155	2,539
Deferred income tax provision	707	743
Changes in operating assets and liabilities	1,662	(427)
Cash contribution to pension fund	(9,507)	(6,773)
Net cash provided by (used in) operating activities - continuing operations	(3,497)	2,024
Net cash provided by (used in) operating activities - discontinued operations	(1,255)	(354)
Net cash provided by (used in) operating activities	(4,752)	1,670

Cash flows from investing activities:
Capital expenditures	(977)	(665)
Proceeds from sale of business, net of transaction costs	-	1,250
Purchase of business	-	(885)
Deposit into escrow account	-	(5)
Net cash provided by (used in) investing activities - continuing operations	(977)	(305)
Net cash provided by (used in) investing activities - discontinued operations	-	-
Net cash provided by (used in) investing activities	(977)	(305)

Cash flows from financing activities:
Proceeds from issuance of common stock	200	230
Purchase and retirement of treasury stock	(57)	(182)
Borrowings under capital lease obligations	-	8
Principal payments under capital lease obligations	(11)	(12)
Net cash provided by (used in) financing activities - continuing operations	132	44
Net cash provided by (used in) financing activities - discontinued operations	-	-
Net cash provided by (used in) financing activities	132	44

Net increase (decrease) in cash	(5,597)	1,409
Cash at the beginning of the period	18,097	15,210

Cash at the end of the period	$12,500	$16,619

Magnetek, Inc.	Six Months Ended
Revised Draft Statements of Cash Flows in Accordance with FASB ASC 230-10-45-28	December 27,	December 28,
For the periods ended (amounts in US$ thousands)	2009	2008
	(restated)	(restated)
Cash flows from operating activities:
Net income (loss)	$(3,020)	$2,820

Loss from discontinued operations	629	175
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	541	513
Stock based compensation expense	314	742
Pension expense	4,103	1,693
Deferred income tax provision	459	450
Changes in operating assets and liabilities	3,519	(1,001)
Cash contribution to pension fund	(6,859)	(4,392)
Net cash provided by (used in) operating activities - continuing operations	(314)	1,000
Net cash provided by (used in) operating activities - discontinued operations	(738)	(316)
Net cash provided by (used in) operating activities	(1,052)	684

Cash flows from investing activities:
Capital expenditures	(693)	(396)
Proceeds from sale of business, net of transaction costs	-	1,250
Deposit into escrow account	-	(5)
Net cash provided by (used in) investing activities - continuing operations	(693)	849
Net cash provided by (used in) investing activities - discontinued operations	-	-
Net cash provided by (used in) investing activities	(693)	849

Cash flows from financing activities:
Proceeds from issuance of common stock	138	164
Borrowings under capital lease obligations	-	8
Principal payments under capital lease obligations	(7)	(7)
Net cash provided by (used in) financing activities - continuing operations	131	165
Net cash provided by (used in) financing activities - discontinued operations	-	-
Net cash provided by (used in) financing activities	131	165

Net increase (decrease) in cash	(1,614)	1,698
Cash at the beginning of the period	18,097	15,210

Cash at the end of the period	$16,483	$16,908

Magnetek, Inc.	Three Months Ended
Revised Draft Statements of Cash Flows in Accordance with FASB ASC 230-10-45-28	September 27,	September 28,
For the periods ended (amounts in US$ thousands)	2009	2008
	(restated)	(restated)
Cash flows from operating activities:
Net income (loss)	$(1,795)	$881

Loss from discontinued operations	284	855
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	271	282
Stock based compensation expense	175	222
Pension expense	2,052	846
Deferred income tax provision	225	225
Changes in operating assets and liabilities	1,011	840
Cash contribution to pension fund	(4,211)	(2,755)
Net cash provided by (used in) operating activities - continuing operations	(1,988)	1,396
Net cash provided by (used in) operating activities - discontinued operations	(194)	(433)
Net cash provided by (used in) operating activities	(2,182)	963

Cash flows from investing activities:
Capital expenditures	(274)	(323)
Deposit into escrow account	-	(5)
Net cash provided by (used in) investing activities - continuing operations	(274)	(328)
Net cash provided by (used in) investing activities - discontinued operations	-	-
Net cash provided by (used in) investing activities	(274)	(328)

Cash flows from financing activities:
Proceeds from issuance of common stock	73	86
Borrowings under capital lease obligations	-	8
Principal payments under capital lease obligations	(4)	(3)
Net cash provided by (used in) financing activities - continuing operations	69	91
Net cash provided by (used in) financing activities - discontinued operations	-	-
Net cash provided by (used in) financing activities	69	91

Net increase (decrease) in cash	(2,387)	726
Cash at the beginning of the period	18,097	15,210

Cash at the end of the period	$15,710	$15,936

Example of Footnote Disclosure re: Revision of Cash Flow Statements

The accompanying consolidated statements of cash flows have been restated for the fiscal years 2009 and 2008 to comply with the presentation requirements of Accounting Standards Codification (“ASC”) Topic 230 (formerly Statement of Financial Accounting Standards No. 95), Statement of Cash Flows.

ASC Topic 230 requires that cash flow statements classify cash inflows and outflows as related to operating, investing, or financing activities, and also requires that the presentation of net cash flow subtotals for each of these three activities include cash flows from both continuing and discontinued operations.

In previous filings, the Company presented cash flows related to operating, investing and financing activities from continuing operations separately from cash flows from discontinued operations for each of these three activities.  As a result, our consolidated statements of cash flows in previous filings began with the line item “Net income (loss) from continuing operations.”  This presentation was not in compliance with the requirements of ASC Topic 230, which requires that the consolidated statement of cash flows begin with the line item “Net income (loss).”

The restatement impacts only the Company’s reported subtotal related to net cash provided by or used in operating activities, and had no impact on the Company’s statements of operations or total cash flows for the restated periods, or on the Company’s financial position at the end of the restated periods.

The table below reflects the impact of the restatement on the Company’s net cash provided by or used in operating activities for fiscal years 2009 and 2008:

Consolidated Statements of Cash Flows

	June 28, 2009		June 29, 2008
	As		As
For the years ended	previously	As	previously	As
(Amounts in thousands except per share amounts)	reported	restated	reported	restated
Net cash provided by (used in) operating activities – continuing operations	$4,438	$4,438	$4,077	$4,077
Net cash provided by (used in) operating activities – discontinued operations	-	$(1,226)	-	$(16,038)
Net cash provided by (used in) operating activities	$4,438	$3,212	$ 4,077	$(11,961)